Exhibit 3.1

Amendment Number Two to Amended and Restated Bylaws of Sigma Labs, Inc.

(A Nevada Corporation)

The Amended and Restated Bylaws (the “Bylaws”) of Sigma Labs, Inc. are hereby amended as follows:

1.	Article II, Section 1 of the Bylaws is hereby amended and restated to read in its entirety as follows:

“All meetings of the stockholders shall be held at any place within or outside the State of Nevada as shall be designated from time to time by the Board of Directors. Notwithstanding anything to the contrary in the Bylaws, in the absence of any such designation, stockholders’ meetings shall be held at the principal executive office of the Corporation; provided, however, that in lieu of holding an annual or special meeting of stockholders at a designated place, the Board of Directors, may, in its sole discretion, determine that any meeting of stockholders may be held solely by means of remote communication. For the purpose of this Section 1, “remote communication” shall mean electronic communications, videoconferencing, teleconferencing or other available technology where this Corporation has implemented reasonable measures to: (a) verify the identity of each person participating through such means as a stockholder; and (b) provide the stockholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to communicate, and to read or hear the proceedings of the meetings in a substantially concurrent manner with such proceedings.”

Except as amended hereby, the Amended and Restated Bylaws of Sigma Labs, Inc. shall remain in full force and effect.

I, Frank Orzechowski, hereby certify that the forgoing Amendment Number Two to Amended and Restated Bylaws of Sigma Labs, Inc. was duly adopted by written consent of the Board of Directors of Sigma Labs, Inc., effective as of March 24, 2020.

/s/ Frank Orzechowski
Name:	Frank Orzechowski,
Secretary